Exhibit 99.1

SANTANDER

ORDINARY SHAREHOLDER’S MEETING

In agreement with the Board of Directors, Banco Santander-Chile Ordinary Shareholder’s Meeting is to be held remotely on Wednesday April 27, 2022, at 4:00 PM Chile time, to review the following matters:

1)	Submit for shareholder consideration and approval the Annual Report, Balance Sheet, Financial Statements and Report of the External Auditors for the period between January 1st and December 31st, 2021.
2)	Resolve the destination of profits for the year 2021. A dividend of Ch$ 2.46741747 per share, corresponding to 60% of net income attributable to shareholders will be proposed, which if approved, will be paid on the next bank business day in Chile. Likewise, the remaining 40% of net income attributable to shareholders will be destined to increase the Bank's reserves.
3)	Determination of the remuneration of the Board of Directors.
4)	Appointment of External Auditors.
5)	Appointment of local Risk Rating Agencies.
6)	Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation.
7)	Account for the related party transactions as referred to in Title XVI of Law 18,046.
8)	Consider any other matter of social interest that should be discussed at the Ordinary Shareholders' Meeting, in accordance with the law and the Bank's Bylaws.

It is noted that in accordance to article 49, N°6 of the General Banking Law, the Financial Statements of the Bank as of December 31, 2021 were published in Diario El Pulso y La Tercera on February 26, 2022 and also on the website https://santandercl.gcs-web.com/investors/shareholders-meetings, with the corresponding notes and Independent Auditor’s Report. The proposals and the Annual Report can also be found in the link above.

PARTICIPATION AND REMOTE VOTING IN THE SHAREHOLDER’S MEETING

Due to the contingency produced by the Coronavirus (COVID-19) and in accordance to the General Norm N°435 and the memorandum N°1141 of the Financial Markets Commission, the shareholders must participate and vote long-distance exclusively through remote participation methods. The descriptive manual to validate the identity of the shareholder and participate in the meeting, as well as the voting system can all be found under the link https://banco.santander.cl/accionistas.

If the shareholder cannot participate, they can be represented by a third party, remotely, through a proxy.

PROXY VOTING

The proxy, if needed, should be granted with anticipation before the day of the shareholder’s meeting, in accordance to what is outlined in the descriptive manual on the web page.

CLAUDIO MELANDRI HINOJOSA

PRESIDENTE